SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

American Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

02752P100

(CUSIP Number)

James P. Benson, 5956 Sherry Lane, Suite 900

Dallas, TX 75225, (214) 987-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 02752P100	13D
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1	names of reporting persons Energy Spectrum Securities Corporation
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 2,782,044
	8	shared voting power -
	9	sole dispositive power 2,782,044
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 2,782,044
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 8.9298%*
14	type of reporting person CO

*           Based on the 31,154,636 common units of the Issuer (“Common Units”) outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP: 02752P100	13D
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1	names of reporting persons Energy Spectrum VI LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 2,782,044
	8	shared voting power -
	9	sole dispositive power 2,782,044
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 2,782,044
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 8.9298%*
14	type of reporting person OO

*           Based on the 31,154,636 common units of the Issuer (“Common Units”) outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP: 02752P100	13D
4 of 8

1	names of reporting persons Energy Spectrum Capital VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 2,782,044
	8	shared voting power -
	9	sole dispositive power 2,782,044
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 2,782,044
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 8.9298%*
14	type of reporting person PN

*           Based on the 31,154,636 common units of the Issuer (“Common Units”) outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP: 02752P100	13D
5 of 8

1	names of reporting persons Energy Spectrum Partners VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 2,782,044
	8	shared voting power -
	9	sole dispositive power 2,782,044
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 2,782,044
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 8.9298%*
14	type of reporting person PN

*           Based on the 31,154,636 common units of the Issuer (“Common Units”) outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP: 02752P100	13D
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ITEM 1.	SECURITY AND ISSUER.

This statement on this Amendment No. 5 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on October 14, 2014, as amended by the statement on Schedule 13D/A filed on February 23, 2016, as amended by the statement on Schedule 13D/A filed on July 14, 2016, as amended by the statement of Schedule 13D/A filed on August 1, 2016, as amended by the statement of Schedule 13D/A filed on August 17, 2016 (as amended, this “Schedule 13D”), filed with respect to common units (“Common Units”) of American Midstream Partners, LP (the “Issuer”). The Issuer’s principal executive offices are located at 1400 16th Street, Suite 310, Denver, CO 80202.

ITEM 2.	IDENTITY AND BACKGROUND.

No changes or amendments to Item 2.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No changes or amendments to Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

No changes or amendments to Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b) and (c) are hereby amended and restated in their entireties as follows:

(a)      As of the date hereof, the Reporting Persons may be deemed to be the direct or indirect beneficial owners of 2,782,044 Common Units, representing approximately 8.9298% of the Issuer’s outstanding Common Units. The calculation of beneficial ownership percentage is based on a total number of issued and outstanding Common Units of 31,154,636 (which is the number of shares listed as outstanding under the Issuer’s most recent 10-Q). The Management Persons do not beneficially own any Common Units.

Other than as set forth above, the Reporting Persons and Management Persons are not the beneficial owners of any Common Units individually.

(b)      The Reporting Persons have sole power to vote and dispose of 2,782,044 Common Units.

(c)      Pursuant to the terms of a Distribution Agreement, dated July 8, 2016, by and between ESP and Raymond James & Associates, Inc., since the most recent Schedule 13D filing ESP has sold Common Units on the New York Stock Exchange as more fully described in the table below.

Date	Number of Common Units	Average Price Per Unit
August 17, 2016	400,171	$12.0939
August 18, 2016	527,547	$12.1125
August 19, 2016	187,524	$12.2348
August 22, 2016	105,929	$12.0682
August 23, 2016	109,708	$12.0419
August 24, 2016	147,912	$12.0014
August 25, 2016	50,130	$12.0126

CUSIP: 02752P100	13D
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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No changes or amendments to Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No changes or amendments to Item 7.

CUSIP: 02752P100	13D
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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2016

ENERGY SPECTRUM SECURITIES CORPORATION

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Vice President

ENERGY SPECTRUM VI LLC

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Managing Director

ENERGY SPECTRUM CAPITAL VI LP

By:	Energy Spectrum VI LLC,
its general partner

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Managing Director

ENERGY SPECTRUM PARTNERS VI LP

By:	Energy Spectrum Capital VI LP,
its general partner

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Managing Director